                                    United States
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                               (Amendment No. _____) *

                          Digital Transmission Systems, Inc.
                -----------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                -----------------------------------------------------
                            (Title of Class of Securities)

                                      25387N109
                -----------------------------------------------------
                                    (CUSIP Number)


                                 James P. Butler, CFO
                             MicroTel International, Inc.
                              4290 East Brickell Street
                                Ontario, CA 91761-1511
                                    (909) 456-4321
                -----------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)


                                   January 31, 1999
                -----------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                            (Continued on following pages)

                                  Page 1 of 4 Pages

CUSIP No. 59514K209                   13D                      Page 2 of 4 Pages
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons MicroTel International, Inc.

     S.S. or I.R.S. Identification Nos. of Above Persons
     EIN #77-0226211
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) [  ]
     (b) [  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds*
     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     Not Applicable
--------------------------------------------------------------------------------
(6)  Citizen or Place of Organization
     Delaware
--------------------------------------------------------------------------------
Number of Shares    (7)  Sole Voting Power
Beneficially Owned       1,738,159
By Each Reporting   ------------------------------------------------------------
Person With         (8)  Shared Voting Power
                         - 0 -
                    ------------------------------------------------------------
                    (9)  Sole Dispositive Power
                         1,738,159
                    ------------------------------------------------------------
                    (10) Shared Dispositive Power
                         - 0 -
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,738,159
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     41.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person
     CO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 3 of 4 Pages



Item 1    Security and Issuer.

          This statement on Schedule 13D relates to the common stock, $0.01 par value, of Digital Transmission Systems, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 3000 Northwoods Parkway, Building 330, Norcross, GA 30071.

Item 2    Identity and Background.

(a) This statement is being filed by MicroTel International, Inc., a Delaware corporation, ("MicroTel") the principal business of which is the manufacture, sale and distribution of (i) test instruments and
          (ii) voice and data transmission equipment to the telecommunications industry.

(b) The mailing address for MicroTel is 4290 East Brickell Street Ontario, CA 91761-1511.

(c)       See Items (a) and (b).

(d) and (e)    During the last five years, MicroTel has neither been convicted in a criminal proceeding nor was it a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MicroTel is a corporation organized under the laws of the state of Delaware.

Item 3    Source and Amount of Funds or Other Consideration

     The consideration for the purchase of the shares of the Issuer was the issuance by MicroTel of 1,000,000 shares of common stock in exchange for 1,738,159 shares (the "Shares") of the common stock of the Issuer. As no cash was used in the acquisition of the Shares, no part of the consideration was represented by borrowings.

Item 4    Purpose of Transaction

       MicroTel acquired the Shares for the purpose of establishing a strategic operating relationship with the Issuer which is intended to provide
(i) additional distribution capabilities for the Issuer's products; (ii) the potential for MicroTel to manufacture the Issuer's products; (iii) additional distribution capabilities for certain of MicroTel's products and (iv) MicroTel with the benefits of the Issuer's future anticipated profits.

(a), (b) and (c)    None

(d) MicroTel has proposed that two of MicroTel's officers and/or directors fill two vacancies which have occurred following the acquisition of the Shares. These persons will be nominated for election at the Issuer's annual meeting of shareholders on March 5, 1999.

(e) though (j) MicroTel has no plans or proposals which relate to Items 4(e) through (j).

Item 5    Interest in Securities of the Issuer.

(a) The Issuer has advised MicroTel that as of January 31, 1999, there are 4,196,154 shares of the Issuer's common stock outstanding. MicroTel directly owns 1,738,159 shares of the Issuer's common stock, or 41.4%.

                                                               Page 4 of 4 Pages


(b) The Shares are directly owned by MicroTel which has the right to vote the Shares and to dispose or direct the disposition of the Shares.

(c) Other than the Shares acquired as set forth in Items 3 and 4 above, MicroTel did not effect any transaction in the common stock of the Issuer during the past sixty days.

(d) and (e)    Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relation ships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the securities of the Issuer, including , but not limited to, transfer or voting of any of the securities, finder's fees; joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7    Material to be Filed as Exhibits.

Not applicable.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 10, 1999        MICROTEL INTERNATIONAL, INC.



                                   By:  /s/  Carmine T. Oliva
                                   --------------------------------------
                                   Name: Carmine T. Oliva
                                   Title: Chief Executive Officer